Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

8 January 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Blocklisting Interim Review
2. Total Voting Rights
3. Notice of Results
4. Holdings in Company
5. Q4 Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

Company	Michael Page International PLC
TIDM	MPI
Headline	Blocklisting Interim Review
Released	15:11 14-Dec-07
Number	9850J

Michael Page
INTERNATIONAL

RNS Number:9850J
Michael Page International PLC
14 December 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 14th December 2007

1. Name of Company:

Michael Page International plc

2. Name of scheme

Michael Page International plc Executive Share Option Scheme

3. Period of return:

From 16th June 2007 To 14th December 2007

4. Balance under scheme from previous return:

8,338,919

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

751,850

7. Balance under scheme not yet issued/allotted at end of period

7,587,069

8. Number and class of securities originally listed and the date of admission

37,135,159 ordinary shares of 1p each - 19th December 2005.

9. Total number of securities in issue at the end of the period

323,866,397

Name of contact Jeremy Tatham

Address of contact Michael Page International plc,
Page House,
1 Dashwood Lang Road,
The Bourne Business Park,
Addlestone,
Weybridge,
Surrey, KT15 2QW

Telephone number of contact (01932) 264144

Signed by Kelvin Stagg

Company secretary, for and on behalf of

Name of applicant Michael Page International plc.

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	10:31 31-Dec-07
Number	8185K

RNS Number:8185K
Michael Page International PLC
31 December 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 323,866,397 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 323,866,397.

The above figure of 323,866,397 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	12:42 02-Jan-08
Number	9194K

Michael Page
INTERNATIONAL

RNS Number:9194K
Michael Page International PLC
02 January 2008

2 January 2008

Michael Page International plc

Notice of Q4 Trading Update

Michael Page International plc will release its Q4 2007 trading update at 7.00am on Tuesday 8 January 2008.

The company will host a conference call for analysts and investors at 9.00am on 8 January 2008, the details of which are below.

Link: w.on24.com/r.htm?e=101095&s=1&k=03A817B77EFA8C326A89668A72272586

Dial-In: +44 (0)20 7162 0125
ConferenceID: 779600

Please quote 'Michael Page Quarter 4 Trading Update' to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website at investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations during the course of the morning of 8 January 2008.

\- Ends -

Enquiries:

Financial Dynamics 020 7269 7121
Richard Mountain / Susanne Yule

Regulatory Announcement

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:18 04-Jan-08
Number	1034L

RNS Number:1034L
Michael Page International PLC
04 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (no)

An event changing the breakdown of voting rights: (no)

Other (please specify) : (no)

3. Full name of person(s) subject to the notification obligation:

Standard Life Investment Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

2 January 2008

6. Date on which issuer notified:

3 January 2008

7. Threshold(s) that is/are crossed or reached:

8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	23,366,863	23,366,863

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
GB0030232317	26,385,918	16,338,776	10,047,142	5.045%	3.10

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
26,385,918	8.147%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number:

(0131) 245 2289

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Q4 Trading Update
Released	07:00 08-Jan-08
Number	2667L

Michael Page

INTERNATIONAL

8 January 2008

2007 FOURTH QUARTER TRADING AND FULL YEAR GROSS PROFIT UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports a record quarterly Group gross profit of £128.2m for the fourth quarter, an increase of 37.6% (33.9%*) over the £93.1m recorded in the fourth quarter of 2006. Full year gross profit was a record £478.1m, an increase of 37.1% (37.6%*) over the £348.8m reported in 2006. Group headcount at 31 December was 5,052.

In our largest region, Europe, Middle East and Africa (EMEA), fourth quarter gross profit was £57.7m, an increase of 55.9% (48.7%*) over the £37.0m recorded in the fourth quarter of 2006. Full year gross profit was £196.5m, an increase of 55.2% (55.0%*) over the £126.6m reported in 2006. In France, our largest business in the region representing 33% of EMEA gross profits, we again grew strongly with a fourth quarter growth rate of 35%*. The remaining EMEA countries grew at a combined rate of 57%*. Headcount at 31 December was 2,078.

In the UK, fourth quarter gross profit was £45.0m, an increase of 15.6% over the £38.9m recorded in the fourth quarter of 2006. Full year gross profit was £186.0m, an increase of 19.4% over the £155.8m reported in 2006. During the fourth quarter, save for some weakness in specific banking sectors, the UK business continued to experience good levels of activity across all other disciplines and industry sectors. Headcount at 31 December was 1,799.

In Asia Pacific, fourth quarter gross profit was £14.8m, an increase of 30.6% (26.1%*) over the £11.3m recorded in the fourth quarter of 2006. Full year gross profit was £57.2m, an increase of 27.3% (29.6%*) over the £45.0m reported in 2006. In Australia, fourth quarter gross profit again grew at 26%*. In Asia, our businesses also grew in the fourth quarter at 26%*, despite some weakness in specific banking sectors. Headcount at 31 December was 632.

In the Americas, fourth quarter gross profit was £10.7m, an increase of 81.6% (77.5%*) over the £5.9m recorded in the fourth quarter of 2006. Full year gross profit was £38.4m, an increase of 78.9% (84.4%*) over the £21.5m reported in 2006. In December we opened in Buenos Aires,

...ages/MarketNewsPopup.aspx?i... 08/01/2008

Company	Michael Page International PLC
TIDM	MPI
Headline	Q4 Trading Update
Released	07:00 08-Jan-08
Number	2667L

Michael Page

INTERNATIONAL

8 January 2008

2007 FOURTH QUARTER TRADING AND FULL YEAR GROSS PROFIT UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports a record quarterly Group gross profit of £128.2m for the fourth quarter, an increase of 37.6% (33.9%*) over the £93.1m recorded in the fourth quarter of 2006. Full year gross profit was a record £478.1m, an increase of 37.1% (37.6%*) over the £348.8m reported in 2006. Group headcount at 31 December was 5,052.

In our largest region, Europe, Middle East and Africa (EMEA), fourth quarter gross profit was £57.7m, an increase of 55.9% (48.7%*) over the £37.0m recorded in the fourth quarter of 2006. Full year gross profit was £196.5m, an increase of 55.2% (55.0%*) over the £126.6m reported in 2006. In France, our largest business in the region representing 33% of EMEA gross profits, we again grew strongly with a fourth quarter growth rate of 35%*. The remaining EMEA countries grew at a combined rate of 57%*. Headcount at 31 December was 2,078.

In the UK, fourth quarter gross profit was £45.0m, an increase of 15.6% over the £38.9m recorded in the fourth quarter of 2006. Full year gross profit was £186.0m, an increase of 19.4% over the £155.8m reported in 2006. During the fourth quarter, save for some weakness in specific banking sectors, the UK business continued to experience good levels of activity across all other disciplines and industry sectors. Headcount at 31 December was 1,799.

In Asia Pacific, fourth quarter gross profit was £14.8m, an increase of 30.6% (26.1%*) over the £11.3m recorded in the fourth quarter of 2006. Full year gross profit was £57.2m, an increase of 27.3% (29.6%*) over the £45.0m reported in 2006. In Australia, fourth quarter gross profit again grew at 26%*. In Asia, our businesses also grew in the fourth quarter at 26%*, despite some weakness in specific banking sectors. Headcount at 31 December was 632.

In the Americas, fourth quarter gross profit was £10.7m, an increase of 81.6% (77.5%*) over the £5.9m recorded in the fourth quarter of 2006. Full year gross profit was £38.4m, an increase of 78.9% (84.4%*) over the £21.5m reported in 2006. In December we opened in Buenos Aires,

Argentina our third country in Latin America. Headcount at 31 December was 543.

During the fourth quarter, the Group repurchased and held in Trust a further 3.5m shares at a cost of £14.9m, at an average price of 423p. In the year, the Group has repurchased and cancelled or held in Trust a total of 15.1m (4.5%) shares at a cost of £74.4m, at an average price of 494p.

Commenting on the fourth quarter trading, Steve Ingham, Chief Executive said:

"2007 has been a record year for the Group, with gross profit increasing by 37%, compared to 30% in 2006. These results are testament to our organic growth strategy of increasing the diversification of our business both geographically and by discipline. 61% of our 2007 gross profit has been generated outside the UK, with EMEA now our largest region, representing 41% of Group gross profit.

"We have further increased our headcount by 275 (5.8%) during the fourth quarter, with the Group, for the first time, exceeding 5,000 employees who operate from 149 offices in 25 countries. This compares to 2,666 employees operating from 91 offices in 14 countries at the end of 2000.

"We continue to experience strong demand for talent around the globe and while mindful of the uncertainties surrounding the current global economic outlook, with numerous opportunities to grow our existing and new businesses, we are confident in the prospects for Michael Page."

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

The company will host a presentation and conference call for analysts and investors at 9.00am today. The presentation can be viewed by following the link:

http://w.on24.com/r.htm?e=101095&s=1&k=03A817B77EFA8C326A89668A72272586

The dial-in details for the conference call are as follows:
Dial-In: +44 (0)20 7162 0125
Conference ID: 779600

Please quote 'Michael Page Quarter 4 Trading Update' to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at http://investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

The Group will announce its full year results on 4 March 2008 and its first quarter trading update on 7 April 2008.

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain	Managing Director	020 7269 7121

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